Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

IMPORTANT

The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Announcement on Resolutions of the Sixteenth Meeting of the Third Session of the Board of Supervisors

China Life Insurance Company Limited (the “Company”)

The sixteenth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on March 26, 2012 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated March 14, 2012. All five supervisors of the Company, Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2011 (the “Proposal”)

After review and discussion, the Supervisory Board approved the Proposal, which includes the 2011 Annual Financial Statements prepared in accordance with PRC GAAP, the 2011 Financial Statements prepared in accordance with IFRS, the 2011 Report on Participating Insurance Products, the 2011 Report on Balance Sheet of Assets in Foreign Currencies, the 2011 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2011 Report on Changes in Accounting Estimates.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2011

After review and discussion, the Supervisory Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2011, including Financial Highlights, Management Discussion and Analysis, Report of Corporate Governance, Report of Board of Directors, Report on Significant Matters, Financial Reports and Embedded Value, Summary of A Share Annual Report, Announcement on the H Share Annual Results and other related matters

The Supervisory Board considered that:

a. The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2011 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b. The content and form of the A Share Report and the H Share Report of the Company for the year of 2011 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein will truly reflect, in every respect, the operation and financial conditions of the Company in 2011.

c. Before the Supervisory Board put forward the aforesaid comments, the Supervisory Board did not find any act violating the confidentiality provisions by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2011.

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal on the Profit Allocation for the Year of 2011

Voting result: 5 for, 0 against, with no abstention

4.	Passed the Reports on the Supervisory Board

The Supervisory Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5.	Passed the Proposal on the Amendment to the Rules of Procedures for the Supervisory Board

The Supervisory Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

6.	Passed the Report on the Performance of Supervisors in 2011

Voting result: 5 for, 0 against, with no abstention

7.	Passed the Proposal on the Working Plan of the Supervisory Board for the Year of 2012.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

8.	Passed the Proposal on the 2011 Assessment Report on Internal Control of the Company (A Share)

Voting result: 5 for, 0 against, with no abstention

9.	Passed the 2011 Compliance Report

Voting result: 5 for, 0 against, with no abstention

10. Passed the Report on Related Party Transactions of the Year of 2011 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2011

Voting result: 5 for, 0 against, with no abstention

11.	Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2011

Voting result: 5 for, 0 against, with no abstention

12.	Passed the Plan on the Implementation Scheme of Corporate Internal Control System for the Year of 2012

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

March 26, 2012